Exhibit 99.10

HIGHLIGHTS

Today, the government is releasing its fall update on the economy and public finances. Compared to the forecast of last March, Québec, like its trading partners, enjoyed higher economic growth late in 2009 and in the beginning of 2010, resulting in an improvement to the financial situation for the year ended March 31, 2010.

For 2010-2011 and subsequent years, this improvement is more moderate because of the slowdown of the U.S. and Canadian economies in recent months. In addition, risks over the strength of the recovery in the developed economies remain high.

The final results for 2009-2010 show that the budget deficit amounts to $3.2 billion, an improvement of almost $1.1 billion compared to what was expected last March.

As a measure of prudence in view of the economic uncertainty in the advanced economies, the government is raising its contingency allowance by $100 million, bringing it to $400 million in 2010-2011. In addition, similar allowances of $300 million and $200 million in 2011-2012 and 2012-2013, respectively, are incorporated into the financial framework.

•                      Accordingly, the forecast deficits should stand at $4.6 billion in 2010-2011, $3.2 billion in 2011-2012 and $1.4 billion in 2012-2013. The budget is forecast to be balanced in 2013-2014.

Taking these adjustments into account, nearly $500 million less will be added to the debt from now until March 31, 2014.

CHART 1

Forecast budgetary balance — Fall 20101

(millions of dollars)

1                  Budgetary balance within the meaning of the Balanced Budget Act.

☐               Much smaller deficits than in neighbouring jurisdictions

At 1% of gross domestic product, the Québec deficit in 2009-2010 compares favourably with the shortfalls recorded by our neighbours. By way of indication, Ontario recorded a $19.3-billion deficit the same year, equivalent to 3.3% of its GDP. The federal government recorded $55.6-billion deficit, equivalent to 3.6% of Canada’s GDP.

In 2010-2011, the forecast deficit of $4.6 billion represents 1.5% of Québec’s GDP, while Ontario’s deficit stands at $18.7 billion, or 3.1% of GDP, and the federal government’s deficit is $45.4 billion, equivalent to 2.8% of the Canadian economy.

Moreover, Québec expects to achieve fiscal balance in 2013-2014, while Ontario and the federal government will take until 2017-2018 and 2015-2016, respectively, to do so.

CHART 2

Budgetary balances in 2009-2010 and 2010-2011

(as a percentage of GDP)

Sources:                          Ministère des Finances du Québec and other jurisdictions.

☐ Little change in the economic outlook since the Budget

Québec’s economic situation improved rapidly in 2010, with the result that pre-recession levels of output and employment were recovered during the year.

Real GDP growth was supported early in 2010 by strength in personal spending and residential investment. However, growth has slowed since mid-year, while exports are slow to recover.

•                      Households made certain consumer expenditures that had been postponed during the recession and advanced certain purchases, such as vehicles and furniture, to take advantage of low interest rates.

•                      Québec has benefited little from the recovery in global trade this year, which has occurred in economic sectors in which Québec is less active, such as automobiles.

In 2011, economic growth will be supported by both domestic demand and an improvement in exports. The gradual recovery in the U.S. housing sector and stronger demand for transportation products should favour Québec’s exports.

Following a decline of 0.3% in 2009, real GDP in Québec should rise 2.6% in 2010, an upward adjustment of 0.3 percentage points compared to the 2010-2011 Budget forecast. In 2011, real GDP growth should slow 2.2%, a downward adjustment of 0.4 percentage points.

The economy’s good performance should result in the creation of 72 700 jobs in 2010 and of 44 100 jobs in 2011. The improvement in labour market conditions will lead to a decline in the unemployment, which, after reaching 8.5% in 2009, should settle at 7.9% in 2010 and 2011.

TABLE 1

Outlook for economic growth

(real GDP, percentage change)

	2009	2010	2011
Québec	- 0.3	2.6	2.2
Canada	- 2.5	3.0	2.5
United States	- 2.6	2.7	2.2

Sources:                     IHS Global Insight, Statistics Canada and ministère des Finances du Québec.

☐ Continuing economic support

The government took quick, vigorous action to deal with the economic crisis. By the end of 2010, $14.2 billion, or 4.6% of GDP, will have been injected into the economy:

•                      $8.3 billion to improve infrastructures;

•                      $4.4 billion for businesses;

•                      $1.5 billion for individuals.

The initiatives taken by the Québec government together with those announced by the federal government have enabled Québec’s economy to get through the recession and emerge in better position to take advantage of the recovery. In 2009 and 2010, Québec’s real GDP will be 1.5 percentage points higher than it would have been without the support measures, and 60 000 jobs will have been created or maintained as a result of government action.

Moreover, Statistics Canada’s latest data for 2009 show a contraction of only 0.3% in Québec’s economy compared with declines of 2.5% in Canada, 3.6% in Ontario and 2.6% in the United States.

Furthermore, among the 33 OECD countries, only four economies fared better than Québec did in 2009 in terms of economic growth: Poland (+ 1.7%), Australia (+ 1.2%), Israel (+ 0.8%), and South Korea (+ 0.2%).

CHART 3

Economic growth for Québec and the OECD countries in 2009

(real GDP, percentage change)

Sources: Institut de la statistique du Québec and OECD.

☐ Global economic growth fraught with uncertainty

While the global economy is recovering, the outlook remains uncertain, especially for the advanced economies.

•                      Global economic growth could slow more than expected if the end of economic support measures or the implementation of measures to return to fiscal balance have a greater impact than expected.

•                      In addition, the persistent economic difficulties in the United States on the housing market and the labour market could lead to lower-than-forecast American demand for foreign products.

•                      Lastly, the Canadian dollar could appreciate further because of increased tension on the currency market. The strength of the Canadian dollar could hamper growth of Canadian and Québec exports.

These uncertainties could result in economic growth in Québec being delayed. Québec’s real GDP growth could be weaker in the short term. The downward risk on the economic growth rate is estimated at 0.2 percentage points in 2010 and 0.4 percentage points in 2011.

☐ A $1.1-billion reduction in the deficit in 2009-2010

The real results show that the budgetary balance has improved by $1.1 billion, reducing the deficit to $3.2 billion in 2009-2010, compared with the $4.3-billion deficit forecast in the latest Budget.

This improvement is attributable chiefly to:

•                      higher revenues resulting, in particular, from stronger-than-anticipated growth in the economy in late 2009 and the first quarter of 2010;

•                      better-than-expected results of consolidated entities;

•                      elimination of the $300-million contingency allowance since the government did not make use of it.

These factors largely offset the $810-million upward revision recorded in program spending.

TABLE 2

Adjustments to the budgetary balance for 2009-2010

(millions of dollars)

	2009-2010
	2010-2011 Budget	Adjustments	Real results
BUDGETARY TRANSACTIONS
Own-source revenue excluding government enterprises	42 819	297	43 116
Government enterprises	4 602	276	4 878
Federal transfers	15 229	- 68	15 161
Total budgetary revenue	62 650	505	63 155
Program spending	- 60 769	- 810	- 61 579
Debt service	- 6 154	37	- 6 117
Total budgetary expenditure	- 66 923	- 773	- 67 696
Net results of consolidated entities	598	1 003	1 601
Contingency allowance	- 300	300	—
SURPLUS (DEFICIT)	- 3 975	1 035	- 2 940
BALANCED BUDGET ACT
Payments of revenue dedicated to the Generations Fund	- 715	- 10	- 725
Stabilization reserve	433	—	433
Accounting changes	—	58	58
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 4 257	1 083	- 3 174

☐           Anticipated deficit increases of $100 million in 2010-2011, $300 million in 2011-2012 and $200 million in 2012-2013

In view of the uncertainty surrounding the economic recovery in the developed economies, particularly in the United States, part of the anticipated economic growth could be delayed. The government, as a precaution, is raising its contingency allowance by $100 million in 2010-2011 and is adding new allowances of $300 million in 2011-2012 and $200 million in 2012-2013. The other changes de revenue and expenditure items have no impact on the forecast deficits.

•                  Consequently, for these three years, forecast deficits amount to $4.6 billion, $3.2 billion and $1.4 billion dollars.

TABLE 3

Contingency allowance incorporated into the financial framework

(millions of dollars)

	2010-2011	2011-2012	2012-2013	2013-2014
Risks on growth in GDP in % change – Fall	– 0.2	– 0.4	0.2	0.4
Cumulative impact on revenu[1]	– 100	– 300	– 200	—
Contingency allowance incorporated into the financial framework
2010-2011 Budget	- 300	—	—	—
Addition, fall 2010	- 100	- 300	- 200	—
TOTAL – FALL 2010	- 400	- 300	- 200	—

1                  On average, a one percentage point discrepancy in GDP is equivalent to $500 million in revenue for the government.

•                 Deficit of $4.6 billion in 2010-2011

For 2010-2011, the deficit should stand at $4.6 billion, because of an upward adjustment of $100 million in the contingency allowance, which raises it to $400 million. Moreover, aside from the $356-million impact stemming from new actuarial valuations of the retirement plans, no other increase has been observed in program spending. This impact is offset by an increase:

•                  of $194 million in own-source revenue;

•                  of $50 million in federal transfers;

•                  in the net results of consolidated entities.

TABLE 4

Summary of budgetary transactions in 2010-2011F, 1

(millions of dollars)

	March 2010 Budget	Adjustments	Fall 2010
BUDGETARY TRANSACTIONS
Own-source revenue	50 152	194	50 346
Federal transfers	15 325	50	15 375
Total budgetary revenue	65 477	244	65 721
Program spending
Program spending excluding retirement plans	- 60 557	—	- 60 557
Retirement plans	- 2 004	- 356	- 2 360
Subtotal	- 62 561	- 356	- 62 917
Debt service	- 6 980	- 24	- 7 004
Total budgetary expenditure	- 69 541	- 380	- 69 921
Net results of consolidated entities	750	86	836
Contingency allowance	- 300	- 100	- 400
SURPLUS (DEFICIT)	- 3 614	- 150	- 3 764
BALANCED BUDGET ACT
Payments of revenue dedicated to the Generations Fund	- 892	50	- 842
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 4 506	- 100	- 4 606
As a % of GDP	1.4	—	1.5

F:              Forecasts.

1                The measures announced in the Plan to return to balanced budgets are incorporated into the financial framework.

Impact of new actuarial valuations of the retirement plans

The increase associated with the new actuarial valuations of the retirement plans totals $411 million in 2010-2011, i.e. a $356-million adjustment to program spending and $55 million to debt service. For 2011-2012, the recurrent impact amounts to $412 million, including $357 million in program spending. These new actuarial valuations were produced for the government’s four major retirement plans, namely the Government and Public Employees Retirement Plan (RREGOP), the Pension Plan of Management Personnel (RRPE), the Teachers Pension Plan (TPP) and the Civil Service Superannuation Plan (CSSP). These valuations are carried out every three years to reflect the experience of the plans, i.e. the difference, for the last three years, between the assumptions and reality, and to update the demographic and economic assumptions on which they are based (for instance, the life expectancy of benefit recipients, the pay of employees when they retire, and so on). The ministère des Finances received these valuations, produced by CARRA, in late October 2010.

•                 Gradual decline in the deficit as of 2011-2012

The government’s budgetary situation will improve beginning in 2011-2012, when the forecast deficit will drop by $1.4 billion, to $3.2 billion, or 1.0% of PIB.

The adjustments attributable to the new actuarial valuations of the retirement plans will be offset by:

•                  a positive adjustment to federal transfers of $279 million;

•                  savings of $164 million in debt service resulting, in particular, from lower interest rates than anticipated.

Moreover, a contingency allowance of $300 million is incorporated into the financial framework for 2011-2012.

TABLE 5

Adjustments since the 2010-2011 BudgetF

(millions of dollars)

	2010-2011	2011-2012
BUDGETARY BALANCE IN THE 2010-2011 BUDGET	- 4 506	- 2 900
Adjustments
Own-source revenue	194	- 19
Federal transfers	50	279
Impact of new actuarial valuations of the retirement plans:
– Program spending	- 356	- 357
– Debt service	- 55	- 55
– Subtotal – Impact of new actuarial valuations of the retirement plans	- 411	- 412
Program spending excluding the retirement plans	—	—
Other adjustments to debt service	31	164
Consolidated entities[1]	136	—
Decrease in required efforts	—	- 12
Contingency allowance	- 100	- 300
Total adjustments	- 100	- 300
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 4 606	- 3 200
As a % of GDP	1,5	1,0

F:         Forecasts.

1             Excluding payments of revenue dedicated to the Generations Fund.

☐           Follow-up on the Plan to return to balanced budgets

The update of the government’s financial framework confirms its commitment to supply 62% of the effort required to eliminate the deficit by 2013-2014. This effort, totalling $6.9 billion, is reflected in:

•                  additional tax recovery efforts of $1.2 billion;

•                  savings of $530 million demanded of public organizations;

•                  spending control measures amounting to $5.2 billion.

Moreover, $1.0 billion remains to be identified from now until 2013-2014 to balance the budget.

The tax recovery effort is not an additional effort demanded of taxpayers who pay their taxes but rather an effort to recover revenue that is due to the government and ensure that everyone pays their fair share to fund services that benefit the population as a whole.

TABLE 6

Breakdown of the effort identified to balance the budget by 2013-2014

(millions of dollars)

	Government[1]				Taxpayers[2]
	Tax evasion	Public bodies	Expenditure and bodies[3]	Sub-total	Individuals[4]	Enterprises and others	Sub-total	Total
Total effort	1 200	530	5 204	6 934	3 481	796	4 277	11 211
Breakdown of the effort (as a %)	10.7	4.8	46.4	61.9	31.0	7.1	38.1	100.0

1                  Effort in respect of expenditure or revenue without increasing taxes and user fees.

2                  Effort stemming from increases in taxes and user fees.

3                  Excluding the additional contribution from the Fund to Finance Health and Social Services Institutions.

4                  Including the health contribution.

•                  Overall spending control measures identified for 2013-2014

To ensure that the government effort is achieved, an organized approach shared throughout the public sector is being implemented.

Accordingly, the government has identified all of the measures, amounting to $5.2 billion, that will enable it to reduce its spending growth. The objective will be gradually achieved for 2013-2014 by:

•                      reducing public administration costs by $2.5 billion;

•                      reducing program costs by $1 billion;

•                      achieving savings that will reach $1.7 billion through greater budgetary discipline.

CHART 4

Breakdown of the measures identified on account of the $5.2-billion reduction in program spending in 2013-2014

TABLE 11

Québec’s economic outlook

(percentage change, unless otherwise indicated)

	2009	2010	2011
Output
Real gross domestic product	- 0.3	2.6	2.2
– 2010-2011 Budget	- 1.4	2.3	2.6
Gross domestic product	0.3	4.1	4.1
– 2010-2011 Budget	- 0.4	4.0	4.5
Components of GDP (in real terms)
Consumption	0.9	3.3	2.0
– 2010-2011 Budget	0.6	2.3	1.8
Residential investment	- 2.5	10.5	- 7.2
– 2010-2011 Budget	- 1.5	2.2	- 0.5
Non-residential investment	- 15.4	6.5	7.4
– 2010-2011 Budget	- 13.2	4.3	9.1
Exports	- 7.8	1.0	3.6
– 2010-2011 Budget	- 11.4	4.0	4.5
Imports	- 7.6	5.6	2.4
– 2010-2011 Budget	- 8.6	5.2	3.7
Labour market
Job creation (thousands)	- 37.5	72.7	44.1
– 2010-2011 Budget	- 37.5	38.7	41.6
Unemployment rate (%)	8.5	7.9	7.9
– 2010-2011 Budget	8.5	8.5	8.4
Other economic indicators
Nominal consumption	1.3	4.3	4.2
– 2010-2011 Budget	1.0	4.0	4.2
Housing starts (thousands)	43.4	49.3	42.7
– 2010-2011 Budget	43.4	44.6	42.7
Corporate profits	- 15.4	12.8	6.3
– 2010-2011 Budget	- 23.8	14.5	8.0
Personal income	1.2	3.0	3.4
– 2010-2011 Budget	1.2	3.1	3.5
Consumer prices	0.6	1.1	2.4
– 2010-2011 Budget	0.6	2.0	2.9

Sources: Statistics Canada and ministère des Finances du Québec.

TABLE 14

Canadian financial markets

(rate in percent)

	2009	2010	2011
Target overnight rate	0.4	0.6	1.3
– 2010-2011 Budget	0.4	0.5	1.4
Treasury Bills – 3 months	0.4	0.6	1.4
– 2010-2011 Budget	0.4	0.6	1.7
Federal bonds – 10 years	3.3	3.1	3.4
– 2010-2011 Budget	3.3	3.8	4.5

Sources: Bank of Canada and ministère des Finances du Québec.

3.                                      EVOLUTION OF THE GOVERNMENT’S FINANCIAL POSITION

3.1                                    Overall reduction of the deficits by 2013-2014

Given the impact of new economic perspectives and the latest budgetary information, the government’s financial framework displays a $1.1-billion improvement in the budgetary balance in 2009-2010, in relation to the balance published at the time of the Budget Speech.

The upward adjustment in the deficits in subsequent years stems entirely from the increase in the contingency allowance for 2011-2012 and the incorporation of new contingency allowances for 2011-2012 and 2012-2013.

•                      All told, in relation to the forecasts in the latest Budget for 2009-2010 to 2013-2014, nearly $500 million less will be added to the debt by March 31, 2014.

CHART 63

Change in the budgetary balance since the last Budget1

(millions of dollars)

1                  Budgetary balance within the meaning of the Balanced Budget Act.

More specifically, the real results for 2009-2010 reveal a $3.2-billion deficit in relation to the $4.3 billion forecast last March. For the two subsequent years, the budget deficits are raised by $100 million and $300 million, respectively, to reach $4.6 billion in 2010-2011 and $3.2 billion in 2011-2012.

The budgetary deficit is thus expected to increase from $3.2 billion in 2009-2010 to $4.6 billion for 2010-2011. This $1.4-billion change is attributable, by and large, to:

•                  the depletion of the stabilization reserve, which contributed to reducing the deficit by $433 million in 2009-2010;

•                  the anticipated reduction in the results of consolidated entities;

•                  the recording of a $400-million contingency allowance.

TABLE 24

Summary of revised budgetary transactions – Fall 20101

(millions of dollars)

	2009-2010	2010-2011F	2011-2012F
BUDGETARY TRANSACTIONS
Budgetary revenue	63 155	65 721	68 781
Budgetary expenditure	- 67 696	- 69 921	- 71 987
Net results of consolidated entities	1 601	836	979
Contingency allowance	—	- 400	- 300
Measures to be identified	—	—	299
SURPLUS (DEFICIT)	- 2 940	- 3 764	- 2 228
BALANCED BUDGET ACT
Payments of revenue dedicated to the Generations Fund	- 725	- 842	- 972
Stabilization reserve	433	—	—
Accounting changes	58	—	—
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 174	- 4 606	- 3 200
As a % of GDP	1.0	1.5	1.0

F:              Forecasts.

1                  The measures announced in the Plan to return to balanced budgets are integrated into the financial framework.

☐           Contingency allowance

In order to guard against any contingency attributable, in particular, to economic uncertainty, the government is increasing the contingency allowance to $400 million for 2010-2011. In addition, it is incorporating a new $300-million allowance for 2011-2012 and a $200-million allowance for 2012-2013.

TABLE 25

Contingency allowance incorporated into the financial framework

(millions of dollars)

	2010-2011	2011-2012	2012-2013	2013-2014
Risks on growth in GDP – Fall	– 0.2	– 0.4	0.2	0.4
Cumulative impact on revenue[1]	– 100	– 300	– 200	—
Contingency allowance in the financial framework
2010-2011 Budget	- 300	—	—	—
Addition, fall 2010	- 100	- 300	- 200	—
TOTAL – FALL 2010	- 400	- 300	- 200	—

1                On average, a one percentage point discrepancy in GDP is equivalent to $500 million in revenue for the government.

3.1.1                                   A $1.1-billion improvement in 2009-2010

The real results show that the budgetary deficit has been revised downward by $1.1 billion in 2009-2010, to $3.2 billion.

This improvement stems, by and large, from higher revenue attributable to stronger economic recovery than anticipated in late 2009 and in the first quarter of 2010.

3.1.2                                                 Forecast budgetary balance in 2010-2011 and 2011-2012

Generally speaking, the increases in certain revenue items offset adjustments in expenditure. Consequently, the amounts of the contingency allowance fully explain the adjustment of the forecast deficits.

2010-2011: a $4.6-billion anticipated deficit

•                      A $356-million increase in program spending attributable to new actuarial valuations in the retirement plans and a $24-million increase in debt service.

•                      These adjustments are offset by:

•        the $143-million increase in own-source revenue, excluding government enterprises, of which $75 million is drawn from personal income tax and contributions to the Health Services Fund;

•        a $51-million increase in the revenue of government enterprises;

•        the $50-million upward adjustment in federal transfers;

•        the $86-million upward adjustment in the results of consolidated entities in 2010-2011.

•                      Furthermore, the contingency allowance stands at $400 million.

2011-2012: an anticipated $3.2-billion deficit

•                      A $357-million increase in program spending attributable to new actuarial valuations of the retirement plans.

•                      This adjustment is offset by:

•        the $279-million upward adjustment in federal transfer revenue;

•        a $109-million improvement in debt service.

•                      Moreover, the contingency allowance stands at $300 million.

TABLE 26

Summary of adjustments to the budgetary balance since the 2010-2011 Budget1

(millions of dollars)

	2010-2011F			2011-2012F
	2010-2011 Budget	Adjustments	Fall 2010	2010-2011 Budget	Adjustments	Fall 2010
BUDGETARY TRANSACTIONS
Own-source revenue excluding government enterprises
– Personal income tax and Health Services Fund	24 487	75	24 562	25 384	75	25 459
– Consumption taxes	14 713	68	14 781	16 969	– 64	16 905
– Corporate taxes	4 046	—	4 046	4 256	– 75	4 181
– Other	2 416	—	2 416	2 494	—	2 494
Own-source revenue excluding government enterprises	45 662	143	45 805	49 103	– 64	49 039
Government enterprises	4 490	51	4 541	4 737	45	4 782
Federal transfers	15 325	50	15 375	14 681	279	14 960
Total own-source revenue	65 477	244	65 721	68 521	260	68 781
Program spending excluding the retirement plans	– 60 557	—	– 60 557	– 61 894	—	– 61 894
Retirement plans	– 2 004	– 356	– 2 360	– 2 013	– 357	– 2 370
Program spending	– 62 561	– 356	– 62 917	– 63 907	– 357	– 64 264
Debt service	– 6 980	– 24	– 7 004	– 7 832	109	– 7 723
Total budgetary expenditure	– 69 541	– 380	– 69 921	– 71 739	– 248	– 71 987
Net results of consolidated entities	750	86	836	979	—	979
Contingency allowance	– 300	– 100	– 400	—	– 300	– 300
Measures to be identified	—	—	—	311	– 12	299
SURPLUS (DEFICIT)	– 3 614	– 150	– 3 764	– 1 928	– 300	– 2 228
BALANCED BUDGET ACT
Payments of revenue dedicated to the Generations Fund	– 892	50	– 842	– 972	—	972
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	– 4 506	– 100	– 4 606	– 2 900	– 300	– 3 200
As a % of GDP	– 1.4	—	– 1.5	– 0.9	—	– 1.0

Note: In the case of adjustments, a minus sign indicates a reduction in revenue or an increase in expenditure.

F:              Forecasts.

1                The measures announced in the Plan to return to balanced budgets are integrated into the financial framework.

3.2                                                           2009-2010 results

In relation to the situation anticipated in the March 2010 Budget, the budgetary balance within the meaning of the Balanced Budget Act as at March 31, 2010 displayed a $3 174-million deficit, an improvement of $1 083 million.

•                      The results published in the 2009-2010 Public Accounts show a $2 940-million deficit, down $1 035 million in relation to the March 2010 Budget forecast.

•                      Bearing in mind the $725-million payment of revenue dedicated to the Generations Fund, the use of the $433-million balance from the stabilization reserve, and $58 million in respect of accounting changes, the budgetary balance within the meaning of the Balanced Budget Act stands at $3 174 million.

Budgetary revenue was $505 million higher than the forecasts announced in the last Budget.

•                      Own-source revenue, excluding government enterprises, is adjusted upward by $297 million, including $116 million from corporate taxes and $148 million from fees and licences.

•                      Revenue from government enterprises also increased by $276 million, of which $143 million is attributable to Hydro-Québec.

Moreover, program spending was $810 million higher than forecast in the last Budget. This change is essentially attributable to:

•                      $402 million because of the increase in the provision for doubtful accounts at Revenu Québec;

•                      $406 million stemming from additional expenditure in health care institutions.

TABLE 27

Adjustments to program spending in 2009-2010

(millions of dollars)

PROGRAM SPENDING OBJECTIVES — 2010-2011 BUDGET	60 769
Adjustments
Provision for doubtful accounts at Revenu Québec	402
Additional expenditure in health care institutions	406
Other adjustments	2
Total adjustments	810
PROGRAM SPENDING — 2009-2010 PUBLIC ACCOUNTS	61 579

The results of consolidated entities improved by $1 003 million compared with the March 2010 budget forecast. This improvement stems, among other things, from:

•                      an improvement in the results of health and social services and education establishments, including:

•        $179 million from additional government spending in health care and education establishments to take into account the impact of the harmonization of their accounting standards in respect of capital assets with those of the government;

•        $382 million from other improvements, including $230 million for the education network, in particular the harmonization of the pension plan of the Université du Québec with generally accepted accounting principles (GAAP) in the public sector.

•                      $79 million in additional revenue from the Autorité des marchés financiers from penalties and fines imposed with respect to asset-backed commercial paper (ABCP);

•                      $56 million in additional gains at the Régie des installations olympiques stemming from accounting adjustments to capitalizable items of capital assets;

•                      a $38-million improvement in the results of the Société de financement des infrastructures locales du Québec, bearing in mind expenditure that was lower than anticipated at the end of the year.

TABLE 28

Adjustments to the budgetary balance for 2009-2010

(millions of dollars)

	Budget 2010-2011	Adjustments	Real results
BUDGETARY TRANSACTIONS
Own-source revenue excluding government enterprises	42 819	297	43 116
Government enterprises	4 602	276	4 878
Federal transfers	15 229	– 68	15 161
Total budgetary revenue	62 650	505	63 155
Program spending	– 60 769	– 810	– 61 579
Debt service	– 6 154	37	– 6 117
Total budgetary expenditure	– 66 923	– 773	– 67 696
Net results of consolidated entities	598	1 003	1 601
Contingency allowance	– 300	300	—
SURPLUS (DEFICIT)	– 3 975	1 035	– 2 940
BALANCED BUDGET ACT
Payment of revenue dedicated to the Generations Fund	– 715	– 10	– 725
Stabilization reserve	433	—	433
Accounting changes	—	58	58
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	– 4 257	1 083	– 3 174

3.3                                                           Detailed adjustments in 2010-2011 and 2011-2012

3.3.1                                                 Revenue adjustments

Budgetary revenue is adjusted upward by $244 million in 2010-2011 and by $260 million in 2011-2012.

TABLE 29

Adjustments to budgetary revenue since the 2010-2011 Budget

(millions of dollars)

	2010-2011F	2011-2012F
Adjustments to taxes
Personal income tax and Health Services Fund	75	75
Québec sales tax	18	– 114
Corporate taxes	—	– 75
Tobacco tax	50	50
Total adjustments to taxes	143	– 64
Government enterprises	51	45
Total adjustments to own-source revenue	194	– 19
Federal transfers	50	279
ADJUSTMENTS TO BUDGETARY REVENUE	244	260

F:              Forecasts.

☐               Own-source revenue

•                     Taxes

In 2010-2011, own-source revenue is adjusted upward by $194 million in relation to the March 2010 Budget, including $143 million in taxes.

These adjustments are attributable to:

•                      a $75-million increase in personal income tax revenue and contributions to the Health Services Fund, stemming from the upward adjustment of employment and wages in 2010;

•                      an $18-million upward adjustment in the Québec sales tax, which mainly reflects a bigger than expected number of construction starts;

•                      no change in anticipated corporate tax revenue. The downward adjustment of anticipated growth in corporate profits in 2010 is offset by the recurrence of revenues higher than those anticipated since the March 2010 Budget in respect of 2009-2010;

•                      a $50-million upward adjustment of revenue from the specific tax on tobacco. Given efforts to combat tobacco smuggling, consumers have turned more extensively to the legal tobacco market, thus increasing the sales of taxed products.

For 2011-2012, own-source revenue is adjusted downward by $19 million. The $45-million upward adjustment of the profits of government enterprises partly offsets the $64-million downturn in tax revenue. The latter adjustment stems, by and large, from:

•                     a $75-million increase in personal income tax revenue and contributions to the Health Services Fund that reflect the recurrence of the 2010-2011 adjustment;

•                      a $114-million reduction in Québec sales tax revenue attributable primarily to the downward adjustment of residential investments in 2011;

•                      the $75-million downward adjustment to corporate tax stemming essentially from the downward adjustment of corporate profits in 2011;

•                      the recurrence of the $50-million upward adjustment of revenue from the specific tax on tobacco.

•                     Revenue from government enterprises

The profits of government enterprises are adjusted upward by $51 million in 2010-2011 and by $45 million in 2011-2012.

☐               Federal transfer revenue

Federal transfer revenue is adjusted upward by $50 million in 2010-2011 and by $279 million in 2011-2012.

In 2010-2011, the adjustment stems essentially from adjustments for previous years in transfers in respect of health care as well as transfers for post-secondary education and other social programs. These adjustments are mainly attributable to a reduction in the value of the special Québec abatement, which is deducted from these transfers.

In 2011-2012, the adjustments can be explained mainly by the upward adjustment in equalization revenue, which stems, among other things, from the relative improvement in Ontario’s economic position in relation to what was forecast at the time of the March 2010 Budget.

3.3.2                                                 Expenditure adjustments

Budgetary expenditure includes program spending and debt service.

Budgetary expenditure for 2010-2011 and 2011-2012 has been adjusted upward by $380 million and $248 million, respectively.

☐               Program spending

•                     2010-2011

In the last Budget, the program spending objective was set at $62 561 million for 2010-2011, up 2.9% over the preliminary results for 2009-2010.

The government continues to properly control spending. No over-run is presented in the Update on Québec’s Economic and Financial Situation, aside from the impact on spending of new actuarial valuations of the retirement plans. These new valuations, which depend on demographic and economic parameters, several of which are beyond the government’s control, will cost an additional $356 million in 2010-2011 and an additional $357 million in 2011-2012.

•                      These actuarial valuations are conducted every three years to reflect the experience of the plans, i.e. the difference, for the last three years, between the assumptions and reality, and to update the demographic and economic assumptions on which they are based (for instance, the life expectancy of benefit recipients, the pay of employees when they retire, and so on). The ministère des Finances received these valuations, produced by CARRA, in late October 2010.

•                      These valuations are intended to establish the present value of the retirement benefits that the government will ultimately pay its employees, bearing in mind the conditions governing their retirement plan and their years of service.

•                      The $356-million increase in 2010-2011 at once reflects the depreciation of the increase in the actuarial obligations and the increase in current service, i.e. the cost of one year of additional service. It can be explained as follows:

•                roughly $145 million is attributable to discrepancies in the experience of the retirement plans such, for example, as the increase observed in life expectancy;

•                approximately $150 million stems from the updating of economic assumptions, mainly the drop in the discount rate;

•                roughly $60 million results from the updating of demographic assumptions, mainly a reduction in the mortality rate.

In light of new actuarial valuations of the retirement plans, program spending has increased to $62 917 million. Revised growth in program spending for 2010-2011 stands at 2.2%.

•                     2011-2012

The program spending objective for 2011-2012 is increased by $357 million in relation to the objective published in the last Budget, an adjustment equivalent to that in 2010-2011, to $64 264 million. Growth stands at 2.1%.

TABLE 30

Adjustments to the program spending objective since the 2010-2011 Budget

(millions of dollars)

	2010-2011F		2011-2012F
PROGRAM SPENDING OBJECTIVE IN THE 2010-2011 BUDGET	62 561		63 907
% change[1]	2.9		2.2
Adjustments
- New actuarial valuations of the retirement plans	356		357
- Other adjustments to program spending	—		—
Total adjustments	356		357
PROGRAM SPENDING OBJECTIVE, FALL 2010	62 917		64 264
% change[2]	2.2	[3]	2.1

F:              Forecasts.

1                  When the additional contribution from the Fund to Finance Health and Social Services Institutions (FINESSS) is included, growth in program spending stands at 3.2% for 2010-2011 and 2.8% for 2011-2012.

2                  When the additional contribution from FINESSS is included, growth in program spending stands at 2.5 % for 2010-2011 and 2.8% for 2011-2012.

3                  This result takes into account the adjusted level of program spending in 2009-2010, i.e. to $61 579 million, as published in the 2009-2010 Public Accounts.

☐    Debt service of the Consolidated Revenue Fund

In relation to the forecast in March 2010, debt service is adjusted upward by $24 million for 2010-2011, mainly because of the impact of new actuarial valuations of the main government employee retirement plans. For 2011-2012, debt service is reduced by $109 million because of the downward adjustment of interest rates.

☐    Spending growth that is compatible with our ability to pay

The measures put forward in the Plan to return to balanced budgets will reduce the weight of spending in the economy to a level compatible with key budgetary orientations:

•                  spending growth that reflects our ability to pay;

•                  maintenance of the weight of spending in the economy compatible with the maintenance of competitive taxation that creates wealth.

Efforts to reduce growth in spending to be carried out in the Plan to return to balanced budgets will reduce the ratio of program spending as a percentage of GDP to 18.7% in 2014-2015, a level similar to the one that prevailed prior to the recession.

CHART 64

Program spending

(as a percentage of GDP)

Note: Forecasts starting in 2010-2011.

☐    Spending control that ranks among the leaders in Canada

Since 2003-2004, Québec has displayed rigour in the management of its spending. Average annual growth in program spending stands at 4.6%, compared with 7.0% in the other provinces. Only British Columbia, where average annual growth stands at 4.3%, has done better.

CHART 65

Average annual growth in program spending between 2003-2004 and 2010-2011F

(annual average as a percentage)

F:              Forecasts for 2010-2011.

1                  Weighted average.

Source:  The latest budget documents of the provinces as of November 22, 2010.

☐    Government action in its essential missions

The government continues to invest in its essential missions, including health and education. Between 2003-2004 and 2010-2011, average annual spending on health and education will have increased by 5.8% and 3.6%, respectively.

All told, since 2003, the government has added $13.7 billion to the health and education budgets, i.e. $10.1 billion in the health sector, and $3.6 billion in the education sector.

•                  These expenditures alone have accounted for 72% of the increase in program spending since 2003-2004.

CHART 66

Increase in program spending between 2003-2004 and 2010-2011

(in dollars and average annual growth as a percentage)

Note: Forecasts for 2010-2011.

3.4                               Detailed results

The following tables provide a detailed view of the major items that make up the government’s adjusted financial framework in relation to the revenue and expenditure of the Consolidated Revenue Fund.

TABLE 31

Revenue of the Consolidated Revenue Fund1

(millions of dollars)

	2009-2010	2010-2011F	% change	2011-2012F	% change
Own-source revenue
Own-source revenue excluding government enterprises
– Personal income tax	17 351	18 709	7.8	19 427	3.8
– Contributions to the Health Services Fund	5 797	5 853	1,0	6 032	3.1
– Corporate taxes	3 878	4 046	4.3	4 181	3.3
– Consumption taxes	13 527	14 781	9.3	16 905	14.4
– Other	2 563	2 416	- 5.7	2 494	3.2
Subtotal	43 116	45 805	6.2	49 039	7.1
Revenue from government enterprises	4 878	4 541	- 6.9	4 782	5.3
Total own-source revenue	47 994	50 346	4.9	53 821	6.9
Federal transfers
Equalization	8 355	8 552	2.4	8 156	- 4.6
Health transfers	4 148	4 308	3.9	4 520	4.9
Transfers for post-secondary education and other social programs	1 461	1 452	- 0.6	1 455	0.2
Other programs	1 197	1 063	- 11.2	829	- 22.0
Total federal transfers	15 161	15 375	1.4	14 960	- 2.7
BUDGETARY REVENUE	63 155	65 721	4.1	68 781	4.7

F:              Forecasts.

1                The measures announced in the Plan to return to balanced budgets are integrated into the financial framework.

TABLE 32

Expenditure of the Consolidated Revenue Fund1

(millions of dollars)

	2009-2010	2010-2011F	% change	2011-2012F	% change
Program spending	- 61 579	- 62 917	2.2	- 64 264	2.1
Debt service	- 6 117	- 7 004	14.5	- 7 723	10.3
BUDGETARY EXPENDITURE	- 67 696	- 69 921	3.3	- 71 987	3.0

F:              Forecasts.

1                The measures announced in the Plan to return to balanced budgets are integrated into the financial framework.

3.5                               Consolidated revenue and expenditure budget estimates

The following table presents the government’s consolidated financial framework. The consolidated budgetary transactions provide even more complete information on the government’s financial projections.

TABLE 33

Consolidated financial framework — Fall 20101

(millions of dollars)

	2009-2010	2010-2011F	2011-2012F
Revenue[2]
Consolidated Revenue Fund	63 155	65 721	68 781
Consolidated entities[3]	9 319	8 828	9 280
Specified purpose accounts[3]	1 152	2 297	1 493
Consolidated revenue	73 626	76 846	79 554
Expenditure
Consolidated Revenue Fund	- 67 696	- 69 921	- 71 987
Consolidated entities[3]	- 7 718	- 7 992	- 8 301
Specified purpose accounts[3]	- 1 152	- 2 297	- 1 493
Consolidated expenditure	- 76 566	- 80 210	- 81 781
Contingency allowance	—	- 400	- 300
Measures to be identified	—	—	299
SURPLUS (DEFICIT)	- 2 940	- 3 764	- 2 228
Payment of revenue dedicated to the Generations Fund	- 725	- 842	- 972
Stabilization reserve	433	—	—
Accounting changes	58	—	—
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 174	- 4 606	- 3 200

F:              Forecasts.

1                  The measures announced in the Plan to return to balanced budgets are integrated into the financial framework.

2                  For presentation purposes, government revenue in its capacity as an employer in the Health Services Fund is deducted from the revenues of the consolidated entities.

3                  Amounts from entities in the reporting environment are deducted from revenue and expenditure.

3.6                               Adjusted five-year financial framework

The table on the next page presents the final results for fiscal year 2009-2010, the government’s financial forecasts for the current and subsequent fiscal years, and projections until 2014-2015.

The real results for 2009-2010 indicate a $3.2 billion deficit.

Bearing in mind all of the adjustments presented earlier, the budget deficits anticipated for 2010-2011, 2011-2012 and 2012-2013 stand at $4.6 billion, $3.2 billion and $1.4 billion, respectively. The return to fiscal balance is anticipated for 2013-2014.

•                  For the period 2009-2010 to 2013-2014, the deficits will total $12.4 billion, compared with $12.9 billion forecast in the last Budget, a $500-million improvement for the period.

Moreover, in 2010-2011, the government’s budgetary revenue should total $65.7 billion, up 4.1% in relation to 2009-2010. Of this amount, own-source revenue will account for $50.3 billion and federal transfers, for $15.4 billion. For 2011-2012, budgetary revenue should reach $68.8 billion, a 4.7% increase.

Budgetary expenditure should stand at $69.9 billion in 2010-2011 and $72.0 billion in 2011-2012. Of this amount, program spending will total $62.9 billion in 2010-2011 and $64.3 billion in 2011-2012.

Lastly, debt service should amount to $7.0 billion in 2010-2011 and $7.7 billion in 2011-2012.

TABLE 34

Financial framework, fall 20101

(millions of dollars)

	Real results	Forecasts		Projections
	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
BUDGETARY TRANSACTIONS
Budgetary revenue
Own-source revenue	47 994	50 346	53 821	57 583	60 244	62 514
% change	- 1.8	4.9	6.9	7.0	4.6	3.8
Federal transfers	15 161	15 375	14 960	15 223	15 784	16 420
% change	8.1	1.4	- 2.7	1.8	3.7	4.0
Total budgetary revenue	63 155	65 721	68 781	72 806	76 028	78 934
% change	0.4	4.1	4.7	5.9	4.4	3.8
Budgetary expenditure
Program spending	- 61 579	- 62 917	- 64 264	- 65 640	- 67 046	- 69 644
% change	5.2	2.2	2.1	2.1	2.1	3.9
Debt service	- 6 117	-7 004	- 7 723	- 8 681	- 9 492	- 9 591
% change	- 6.0	14.5	10.3	12.4	9.3	1.0
Total budgetary expenditure	- 67 696	- 69 921	- 71 987	- 74 321	- 76 538	- 79 235
% change	4.1	3.3	3.0	3.2	3.0	3.5
Net results of consolidated entities	1 601	836	979	1 067	612	812
Contingency allowance		- 400	- 300	- 200
Measures to be identified	—	—	299	304	1 015	1 015
SURPLUS (DEFICIT)	- 2 940	- 3 764	- 2 228	- 344	1 117	1 526
BALANCED BUDGET ACT
Payments to the Generations Fund	- 725	- 842	- 972	- 1 056	- 1 117	- 1 526
Stabilization reserve	433
Accounting changes	58
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 174	- 4 606	- 3 200	- 1 400	0	0

1                  The measures announced in the Plan to return to balanced budgets are integrated into the financial framework.

3.6.1                     Impact of the implementation of the Fund for Road and Public Transit Infrastructure

When it tabled the last Budget, the government announced the establishment of the following funds:

•                  the Fund for Road and Public Transit Infrastructure (FORT), under which, in particular, the fuel tax, driver’s licence and vehicle registration fees and most registration fees will be earmarked for the funding of such infrastructure;

•                  the Fund to Finance Health and Social Services Institutions (FINESSS), into which the health contribution will be paid to fund institutions in this sector according to their performance.

The bill adopted in the wake of the Budget created the two funds, which allocate specific revenue to these activities.

Starting with the 2011-2012 Budget, the government will present, as is the case with other funds, the revenue earmarked and expenditure under FORT from the revenue and expenditure of consolidated entities.1

☐    Integration of the Fund for Road and Public Transit Infrastructure into the consolidated entities

The integration of FORT into the government’s consolidated entities will not affect the fiscal framework. In fact, its integration reduces, on the one hand, own-source revenue and program spending and, on the other hand, increases by the same amount the revenues and expenditures of the consolidated entities. Consequently, this transaction has no impact on the budgetary balance.

The following tables present the impact until 2014-2015 of the implementation of FORT on the levels of revenue and expenditure under the financial framework. The 2009-2010 fiscal year has been adjusted to make comparable changes in revenue and expenditure.

Following the implementation of FORT, the level of own-source revenue for 2010-2011 falls by $2 503 million, to $47 843 million.

1                                 It should be noted that in the 2010-2011 Budget, revenue and expenditure in respect of FORT and FINESSS were already accounted for in the government’s financial framework. Moreover, revenue and expenditure under FINESSS were already included in consolidated entities. As for FORT, revenue was incorporated into own-source revenue and expenditure into program spending.

TABLE 35

Impact of the implementation of FORT on own-source revenue

(millions of dollars)

	2009-10	2010-11F	2011-12F	2012-13F	2013-14F	2014-15F
OWN-SOURCE REVENUE, FALL 2010	47 994	50 346	53 821	57 583	60 244	62 514
% change	- 1.8	4.9	6.9	7.0	4.6	3.8
Fund for Road and Public Transit Infrastructure	- 2 389	- 2 503	- 2 692	- 2 876	- 3 055	- 3 113
OWN-SOURCE REVENUE FOLLOWING THE IMPLEMENTATION OF FORT	45 605	47 843	51 129	54 707	57 189	59 401
% change	- 2.0	4.9	6.9	7.0	4.5	3.9

F:              Forecasts.

As for program spending for 2010-2011, it has been reduced by $2 066 million, to $60 851 million. The growth rate of spending will thus stand at 1.7% instead of 2.2 % for 2010-2011. The reduction in the growth rate in relation to the anticipated rate of 2.2 % stems from the increase in commitments anticipated in respect of FORT, growth in which for 2010-2011 stands at 19.9%.

TABLE 36

Impact of the implementation of FORT on program spending

(millions of dollars)

	2009-10	2010-11F	2011-12F	2012-13F	2013-14F	2014-15F
PROGRAM SPENDING, FALL 2010	- 61 579	- 62 917	- 64 264	- 65 640	- 67 046	- 69 644
% change	5.2	2.2	2.1	2.1	2.1	3.9
Fund for Road and Public Transit Infrastructure	- 1 723	- 2 066	- 2 521	- 2 852	- 3 134	- 3 431
PROGRAM SPENDING, FALL 2010, AFTER THE IMPLEMENTATION OF FORT	- 59 856	- 60 851	- 61 743	- 62 788	- 63 912	- 66 213
% change	5.1	1.7	1.5	1.7	1.8	3.6

F:              Forecasts.

The impact on own-source revenue and program spending of the implementation of FORT presented earlier is offset in the net results of consolidated entities. The following table indicates the impact of the net results of FORT on those of the overall net results of the consolidated entities.

TABLE 37

Impact of the implementation of FORT on the net results of consolidated entities

(millions of dollars)

	2009-10	2010-11F	2011-12F	2012-13F	2013-14F	2014-15F
NET RESULTS, FALL 2010	1 601	836	979	1 067	612	812
Fund for Road and Public Transit Infrastructure[1]	666	437	171	24	- 79	- 318
NET RESULTS AFTER THE IMPLEMENTATION OF FORT	2 267	1 273	1 150	1 091	533	494

F:              Forecasts.

1                  The Road Network and Improvement Fund, the Fund for the Sale of Goods and Services of the ministère des Transports, the Fonds des partenariats en matière d’infrastructures de transport and the Fund for the Contributions of Motorists to Public Transit are being replaced by FORT. These entities have always been presented as balanced and their exclusion from the net results of organizations and special funds does not require any adjustment in the net results after the implementation of FORT.

The following table presents the five-year financial framework, including the implementation of FORT.

TABLE 38

Financial framework, fall 2010,1 including the implementation of FORT

(millions of dollars)

	Real results	Forecasts		Projections
	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
BUDGETARY TRANSACTIONS
Budgetary revenue
Own-source revenue	45 605	47 843	51 129	54 707	57 189	59 401
% change	- 2.0	4.9	6.9	7.0	4.5	3.9
Federal transfers	15 161	15 375	14 960	15 223	15 784	16 420
% change	8.1	1.4	- 2.7	1.8	3.7	4.0
Total budgetary revenue	60 766	63 218	66 089	69 930	72 973	75 821
% change	0.3	4.0	4.5	5.8	4.4	3.9
Budgetary expenditure
Program spending	- 59 856	- 60 851	- 61 743	- 62 788	- 63 912	- 66 213
% change	5.1	1.7	1.5	1.7	1.8	3.6
Debt service	- 6 117	-7 004	- 7 723	- 8 681	- 9 492	- 9 591
% change	- 6.0	14.5	10.3	12.4	9.3	1.0
Total budgetary expenditure	- 65 973	- 67 855	- 69 466	- 71 469	- 73 404	- 75 804
% change	4.0	2.9	2.4	2.9	2.7	3.3
Net results of consolidated entities	2 267	1 273	1 150	1 091	533	494
Contingency allowance		- 400	- 300	- 200
Measures to be identified	—	—	299	304	1 015	1 015
SURPLUS (DEFICIT)	- 2 940	- 3 764	- 2 228	- 344	1 117	1 526
BALANCED BUDGET ACT
Payments to the Generations Fund	- 725	- 842	- 972	- 1 056	- 1 117	- 1 526
Stabilization reserve	433
Accounting changes	58
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 174	- 4 606	- 3 200	- 1 400	0	0

1             The measures announced in the Plan to return to balanced budgets are integrated into the financial framework.

Lastly, should the bill that creates the Agence du revenu and the Fonds spécial de l’Agence du revenu to fund these activities be adopted, the levels of budgetary revenue and expenditure and the revenue and expenditure of the consolidated entities will be modified in the same way.

3.7                               The Québec government’s debt

☐     Gross debt

Gross debt represents the sum of debt contracted on the financial markets and the net liabilities for the retirement plans and for future employee benefits of public and parapublic sector employees, minus the balance of the Generations Fund.

As at March 31, 2010, the gross debt stood at $163.3 billion, equivalent to 53.8 % of GDP.

In 2009-2010, the results of establishments in the health and social services and education networks were consolidated line by line.

TABLE 39

Gross debt as at March 31, 2010

(millions of dollars)

Consolidated direct debt[1,2]	136 074
Plus: Net retirement plans liability	29 789
Plus: Net employee future benefits liability	132
Less: Generations Fund	- 2 677
GROSS DEBT	163 318
As a % of GDP	53.8

1             Excluding pre-financing.

2             Following the line-by-line consolidation of the results of establishments in the health and social services and education networks starting in 2009-2010, the direct consolidated debt includes the debt of these establishments contracted in their own name.

In 2009-2010, gross debt increased by $5.7 billion. This increase stems mainly from $4.2 billion in government investments in its fixed assets, e.g. roads.

CHART 67

Growth factors of the gross debt in 2009-2010

(millions of dollars)

1             The other factors include, in particular, the change in “other accounts” ($1.4 billion) such as accounts receivable, accounts payable and the change in the debt in foreign currencies ($1.7 billion).

The table below indicates the levels of gross debt since 1999 and projects them until 2015. Since March 31, 1999, the Québec government’s gross-debt-to-GDP ratio has fallen markedly. Whereas gross debt was equivalent to 58.8% of GDP as at March 31, 1999, the ratio stood at 50.4% as at March 31, 2009.

The second part of the table presents the gross debt calculated following the line-by-line consolidation of the health and social services and education networks that came into force in 2009-2010. The gross-debt-to-GDP ratio stood at 53.8% as at March 31, 2010 and should rise to 55.7% as at March 31, 2012. It should subsequently fall to 53.1% as at March 31, 2015.

TABLE 40

The Québec government’s gross debt

	In millions of $[1]	As a % of GDP
With networks consolidated on a modified equity basis
1998-1999	115 432	58.8
1999-2000	116 761	55.4
2000-2001	120 562	53.6
2001-2002	123 912	53.5
2002-2003	129 135	53.5
2003-2004	133 231	53.1
2004-2005	136 894	52.1
2005-2006	139 728	51.4
2006-2007	144 505	51.2
2007-2008	149 225	50.4
2008-2009	152 514	50.4
With networks consolidated line by line[2]
2008-2009	157 630	52.1
2009-2010	163 318	53.8
2010-2011F	173 306	54.8
2011-2012F	183 259	55.7
2012-2013F	190 256	55.5
2013-2014F	193 821	54.2
2014-2015F	197 128	53.1

F:       Forecasts.

1             Excluding pre-financing.

2             The gross debt reflects the line-by-line consolidation of establishments in the health and social services and education networks. It thus takes into account the debt of the health and social services and education networks contracted in their own name. Data from 2009 to 2015 are not comparable to those from 1999 to 2008.

Over the next five years, gross debt should increase by $33.8 billion, from $163.3 billion as at March 31, 2010 to $197.1 billion as at March 31, 2015. This increase stems, by and large, from:

•                      $21.3 billion in investments by the government in its capital assets;

•                      anticipated budgetary deficits of $9.2 billion between 2010-2011 and 2012-2013;

•                      investments, loans and advances totalling $5.1 billion.

Deposits to the Generations Fund will reduce the debt by $5.5 billion.

CHART 68

Growth factors of the gross debt between 2011 and 2015

(millions of dollars)

☐     Debt representing accumulated deficits

The government owns substantial assets that offset the gross debt.

The concept of debt representing accumulated deficits corresponds to the difference between the government’s liabilities and assets. This concept fully represents the government’s financial position since it takes into account its liabilities and assets overall.

The debt representing the Québec government’s accumulated deficits stood at $107.6 billion as at March 31, 2010, equivalent to 35.4% of GDP.

TABLE 41

Debt representing accumulated deficits as at March 31, 2010

(millions of dollars)

Gross debt	163 318
Less: Financial assets, net of other liabilities	- 13 218
Less: Non-financial assets	- 42 483
DEBT REPRESENTING ACCUMULATED DEFICITS	107 617
As a % of GDP	35.4

Over the next five years, the debt representing accumulated deficits should increase by $3.7 billion, to $111.3 billion as at March 31, 2015, equivalent to 30.0% of GDP. This increase is attributable to the deficits of $9.2 billion that will be recorded between 2010-2011 and 2012-2013, but will be partially offset by the $5.5 billion growth in the Generations Fund. The debt representing accumulated deficits will stop increasing when fiscal balance is achieved in 2013-2014. It will then decline year after year at the rate of the increase of the Generations Fund.

TABLE 42

Growth factors of the debt representing accumulated deficits

(millions of dollars)

	Debt, beginning of year		Budgetary deficit	Generations Fund	Restatements		Debt, end of year	As a % of GDP
2009-2010	103 433	[1]	3 174	- 725	1 735	[2]	107 617	35.4
2010-2011F	107 617		4 606	- 842	—		111 381	35.2
2011-2012F	111 381		3 200	- 973	—		113 608	34.5
2012-2013F	113 608		1 400	- 1 056	—		113 952	33.2
2013-2014F	113 952		—	- 1 117	—		112 835	31.6
2014-2015F	112 835		—	- 1 526	—		111 309	30.0

F:         Forecasts.

1             After taking into account the stabilization reserve.

2             Includes, in particular, the restatement stemming from the implementation of line-by-line consolidation of the health and social services and education networks demanded by the new CICA standards in 2009-2010.

☐     Debt-reduction objectives

The government set new debt-reduction objectives in the last Budget.

The first objective concerns the debt resulting from accumulated deficits, i.e. “bad debt,” which does not correspond to any asset. The objective is to halve such debt to 17% of GDP in 2025-2026.

The second objective focuses on gross debt. The government is seeking to reduce the gross-debt-to-GDP ratio to 45% in 2025-2026.

These are maximum limits. If the government can do better, it will do so.

CHART 69

Debt representing accumulated deficits

(as at March 31, as a percentage of GDP)

F:         Forecasts for 2011 to 2015 and projections for subsequent years.

CHART 70

Gross debt1

(as at March 31, as a percentage of GDP)

F:         Forecasts for 2011 to 2015 and projections for subsequent years.

1             Excluding pre-financing.